                                                                        Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Years Ended December 31
	2006	2005	2004	2003	2002
Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interest, and cumulative
effects of accounting changes, net	$3,449	$2,447	$634	$597	$(253)
Add:
Distributed earnings from equity
in unconsolidated affiliates	80	98	61	113	33
Fixed charges	249	281	295	203	168
Subtotal	3,778	2,826	990	913	(52)
Less:
Minority interest in pretax losses
of subsidiaries that have not
incurred fixed charges	60	-	-	-	-
Undistributed equity in earnings
(losses) of unconsolidated
affiliates	72	(26)	(6)	18	74
Total earnings available for fixed charges	$3,646	$2,852	$996	$895	$(126)

Fixed charges:
Interest expense	$175	$207	$229	$139	$113
Rental expense representative
of interest	74	74	66	64	55
Total fixed charges	$249	$281	$295	$203	$168

Ratio of earnings to fixed charges	14.6	10.1	3.4	4.4	(a )

(a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $294 million.

All periods presented reflect the reclassification of KBR’s Production Services operations to discontinued operations.